# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scinai Immunotherapeutics Ltd., CIK 0001611747
CUSIP: 09073Q203
Title of class of securities: American Depositary Shares, each representing 4,000 Ordinary Shares, no par value
Address of issuer's principal executive offices: JERUSALEM BIOPARK, 2ND FLOOR, HADASSAH EIN KEREM CAMPUS, JERUSALEM, Israel (L3), 00000
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001567619-22-018298
Filed by CIK 0001948744

## Reporting persons
- STONE DANIEL E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 496,332; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (9.9% of the class)
- RK Stone Miami, LLC: citizenship or place of organization: Florida (FL); sole voting power 357,006; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (7.12% of the class)
  Comment: Based on 20,053,835,584 ordinary shares outstanding as of June 3, 2026, as disclosed by the issuer on June 3, 2026. Includes 107,000
  American Depositary Shares (ADSs) held directly by the Reporting Person, 357,006 ADSs held by RK
  Stone Miami, LLC ("RK") and 32,326 ADSs issuable upon exercise of pre-funded warrants held by
  RK. On June 25, 2026, RK exercised 157,006 warrants. As of June 25, 2026, RK holds
  357,006 ADSs and 692,505 ADS pre-funded warrants, which may not be exercised if such exercise would result in beneficial ownership by RK, together with its affiliates (which include the Reporting
  Person) and certain other persons, of greater than 9.99% of the ordinary shares. As disclosed in the
  Schedule 13G amendment filed with the Securities and Exchange Commission on January 24, 2025,
  future issuances of ordinary shares or ADSs by the issuer to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing the reporting person's beneficial ownership percentage.

## Item 1. Issuer
Name of issuer: Scinai Immunotherapeutics Ltd.
Address of issuer's principal executive offices:
JERUSALEM BIOPARK, 2ND FLOOR, HADASSAH EIN KEREM CAMPUS, JERUSALEM, ISRAEL
00000

## Item 2. Person Filing
Name of person filing:
STONE DANIEL E.

RK Stone Miami, LLC
Address of principal business office or, if none, residence:
1200 BRICKELL AVENUE, #1470
MIAMI, Florida
33131
Citizenship:
STONE DANIEL E. - UNITED STATES

RK Stone Miami, LLC - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 17.02
Sole power to vote or to direct the vote:
STONE DANIEL E. - 496,332

RK Stone Miami, LLC - 357,006
Shared power to vote or to direct the vote:
STONE DANIEL E. - 0

RK Stone Miami, LLC - 0
Sole power to dispose or to direct the disposition:
STONE DANIEL E. - 0

RK Stone Miami, LLC - 0
Shared power to dispose or to direct the disposition:
STONE DANIEL E. - 0

RK Stone Miami, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STONE DANIEL E.: /s/ Daniel E. Stone, Stone Daniel E. (07/01/2026)
- RK Stone Miami, LLC: /s/ Daniel E. Stone, Sole Member - RK Stone Miami, LLC (07/01/2026)